Filed by Equity Oil Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Equity Oil Company
Commission File Number: 000-00610

On June 7, 2004, Whiting Petroleum Corporation and Equity Oil Company distributed the following joint press release.

[GRAPHICS OMITTED] [WHITING PETROLEUM AND EQUITY OIL LOGOS]

FOR IMMEDIATE RELEASE

Whiting Contact:
James J. Volker, President and CEO (303) 837-1661
Equity Contact:
Paul M. Dougan, President and CEO (801) 521-3515

EQUITY OIL COMPANY SETS DATE FOR SPECIAL MEETING OF SHAREHOLDERS TO VOTE ON PROPOSED MERGER WITH WHITING PETROLEUM CORPORATION

DENVER and SALT LAKE CITY, June 7, 2004 – Whiting Petroleum Corporation (NYSE: WLL) and Equity Oil Company (Nasdaq: EQTY) announced today that Equity will hold a special meeting of its shareholders on July 20, 2004 to vote on its proposed merger with Whiting.

The Registration Statement on Form S-4 filed with the Securities and Exchange Commission by Whiting with respect to the merger was declared effective by the SEC on June 3, 2004.

On or about June 9, 2004, Equity shareholders of record as of May 28, 2004 will be mailed a definitive proxy statement/prospectus relating to the special meeting, which will be held on July 20, 2004 at 10:00 a.m., Mountain Time at Equity’s executive offices at 10 West 300 South, Suite 806 in Salt Lake City, Utah. The merger must be approved by shareholders owning at least two-thirds of the outstanding Equity shares as of May 28, 2004. Whiting and Equity expect to complete the merger as soon as practicable following approval by Equity’s shareholders.

Paul M. Dougan, Equity’s President and Chief Executive Officer, and John W. Straker, Jr., a director of Equity, have agreed with Whiting to vote their Equity shares in favor of the merger. Together, Mr. Dougan and Mr. Straker have committed to vote approximately 16.5% of Equity’s outstanding common stock in favor of the merger.

Pursuant to the merger agreement, Equity shareholders will receive 0.185 shares of Whiting common stock for each share of Equity common stock they own. The merger is expected to be tax-free to the shareholders of Equity.

Shareholders who have questions or require assistance voting their shares may call D. F. King & Co., Inc., who is assisting Equity, toll-free at 1-800-848-3416.

Whiting Petroleum Corporation is a growing energy company based in Denver, Colorado. Whiting Petroleum Corporation is a holding company for Whiting Oil and Gas Corporation. Whiting Oil and Gas Corporation is engaged in oil and natural gas acquisition, exploitation, exploration and production activities primarily in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States. In a September 2003 study by Oil & Gas Journal, Whiting, based on total assets, would be listed as the 54th largest exploration and production company with operations in the U.S. For further information, please visit http://www.whiting.com.

Equity Oil Company’s oil and gas exploration operations are focused in California, Colorado, North Dakota and Wyoming. Equity’s headquarters are in Salt Lake City, Utah with technical and operating offices in Denver, Colorado and Cody, Wyoming. More information about Equity is available on the internet at www.equity-oil.com.

Certain matters discussed in this press release are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes," "anticipates" or "expects," or words of similar import. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, among others, Whiting’s and Equity’s ability to complete the merger in a timely manner or at all, the failure of Equity’s shareholders to approve the merger, the risk that the business of Equity will not be integrated successfully into Whiting, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Whiting and Equity with the Securities and Exchange Commission. Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

This press release may be deemed to be solicitation material in respect of the proposed acquisition of Equity by Whiting. In connection with the proposed transaction, Whiting filed a registration statement on Form S-4 (Reg. No 333-113717), including a preliminary proxy statement/prospectus, with the SEC. Shareholders of Equity are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, investors and security holders may obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Whiting Petroleum Corporation, Attn: Corporate Secretary, 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300 or from Equity Oil Company, Attn.: Corporate Secretary, P.O. Box 959, Salt Lake City, Utah 84110-0959.

Whiting and Equity and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Whiting’s and Equity’s directors and executive officers and information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in or incorporated by reference into Whiting’s Registration Statement on Form S-4 referred to above.